WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

[redacted] (212) 382-3300
(212) 382-0050

06013626

May 11, 2006

RECEIVED MAY 17 2006 SEC MAIL PROCESSING SECTION WASH., D.C.

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Transactions of Persons Discharging Managerial Responsibilities or their Connected Persons	May 11, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

dlw 5/23

Issued: 11 May 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 10 May 2006 by the trustee of the Marks and Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month of April the trustee transferred 6,399 ordinary shares of 25 pence each in Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the Marks and Spencer Share Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial Responsibilities and potential participants in the Marks and Spencer Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 377,161 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Ian Dyson
- Steven Sharp

For further information please contact:

Anthony Clarke – 020 8718 9940